
October 30, 2023

Pamela D. Johnson
Chief Financial Officer
OppFi Inc.
130 E. Randolph Street
Suite 3400
Chicago, Illinois 60601

      Re: OppFi Inc.
           Post-Effective Amendment No. 3 to Registration Statement on On Form S-3
           File October 11, 2023
           File No. 333-258698

Dear Pamela D. Johnson:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 3 to Form S-1 on Form S-3 filed October 11, 2023

Prospectus Cover Page, page i

1.   We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that it appears some of the shares being registered for resale were purchased by the selling securityholders for prices below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

General, page ii

2.   We note your disclosure in the Selling Securityholders section regarding the price each selling securityholder paid for the shares and warrants being registered for resale. Please also highlight any differences in the current trading price, the prices that the Sponsor,

private placement investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

3. We note that the projected revenues for 2022 were $656 million and for 2023 were $875 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company's financial advisors and FG New America Acquisition Corp in connection with the evaluation of the Business Combination. We also note that your actual revenues for the year ended 2022 were approximately $451 million, and for the six months ended June 30, 2023 were approximately $241 million. It appears that you missed your 2022 revenue projections and will miss your 2023 revenue projection. Please expand your disclosure to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

Prospectus Summary
Our Company, page 1

4. In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your disclosure to discuss your capital resources such that you address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that TGS Capital Group, LP, a beneficial owner of over 30% of your outstanding shares, and LTHS Capital Group LP, a beneficial owner of over 30% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Please also disclose here that such shares may be deemed beneficial owned by your CEO, Todd Schwartz, and director, Theodore Schwartz, respectively.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Pamela D. Johnson
OppFi Inc.
October 30, 2023
Page 3

 Please contact John Stickel at 202-551-3324 or Christian Windsor at 202-551-3419 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance